U.S. SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                                     SCHEDULE 13D

                       UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO.     )

                        ONE TOUCH TOTAL COMMUNICATIONS, INC.
                                     COMMON STOCK

                                      68241W 10 5
                                     (CUSIP NUMBER)

                                    1636 Stadium View
                                    Anaheim, CA  92806

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                                   November 5, 2001

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or
(g), check the following box [  ].

1.  Names of Reporting Persons. S.S or I.R.S. Identification Nos.
of Above Persons (entities only):  JOHN SIMONCIC , Social Security
No.: ###-##-####.

2.  Check the Appropriate Box if a Member of a Group (See Instructions):
(a)
(b)

3.  SEC Use Only:

4.  Source of Funds (See Instructions):  OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.  Citizenship or Place of Organization:  United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:  4,634,600

8.  Shared Voting Power:

9.  Sole Dispositive Power:  4,634,600

10. Shared Dispositive Power:

11. Aggregate Amount Beneficially Owned by Each Reporting Person:  4,634,600

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

13. Percent of Class Represented by Amount in Row (11):  21.16%

14.  Type of Reporting Person:  IN

5.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares:

ITEM 1.   SECURITY AND ISSUER.

One Touch Total Communications, Inc.
Common Stock, $.001 par value
1636 Stadium View
Anaheim, CA  92806

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  Name: John Simoncic
(b)  1971 Avenida Joaquin, Encinitas, CA  92024
(c)  Consultant
(d)  None
(e)  No
(f)  United States Citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) John Simoncic agreed to perform certain consulting services for the Issuer in exchange for 4,000,000 shares of stock of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

(a) The purpose of this transaction was to enable the Issuer to contract with a consultant to perform necessary services for the Issuer, in exchange for securities of the Issuer, without having to expend operating capital of the Issuer. In this particular situation, the Issuer received services and consulting related to the ongoing operations of the Issuer's business.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)  John Simoncic acquired 4,000,000 of common shares of the Issuer
on November 5, 2001.    After John Simoncic's acquisition of the
aforementioned shares of the Issuer, such amount represented 21.16% of the total and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Issuer. (Voting trusts, agreements to issue finder's fees, loan or option arrangements, etc.)

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.


Date:                                          /s/John Simoncic